Exhibit 99.2

LakeShore Biopharma Co., Ltd

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF POSTPONEMENT OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of LakeShore Biopharma Co., Ltd (the “Company”) originally to be held on 12 February 2026 at 11:00 a.m. (Beijing time) at Unit 1301, Tower 1, China Central Place, No. 81 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China will be postponed indefinitely. Any proxy cards that have been submitted to the Company in respect of the EGM will be disregarded.

BBy Order of the Board of Directors LakeShore Biopharma Co., Ltd

/s/ Jutao (Adam) Zhao
Jutao (Adam) Zhao
Director

Beijing, China

6 February 2026